

DIVISION OF
CORPORATION FINANCE

Rene Ronald Soullier
President
Exotacar, Inc.
1001 Bayhill Drive
Suite 200
San Bruno, CA 94066

September 26, 2008

RE: **Exotacar, Inc.**
        Item 4.01 Form 8-K
        Filed May 19, 2008, as amended August 19, 2008
        File No. 0-52843

Dear Mr. Soullier:

        We have completed our review of your Form 8-K and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director